SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Travelport Worldwide Limited
(Name of Issuer)

Common Shares, par value $0.0025 per share
(Title of Class of Securities)

G9019D104
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9019D104	Schedule 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,573,598 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,573,598 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,573,598 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

(1) Includes 413,144 Common Shares underlying Physical Derivative Agreements.

CUSIP No. G9019D104	Schedule 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,468,886 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,468,886 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,468,886 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

(1) Includes 877,931 Common Shares underlying Physical Derivative Agreements.

CUSIP No. G9019D104	Schedule 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,468,886 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,468,886 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,468,886 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

(1) Includes 877,931 Common Shares underlying Physical Derivative Agreements.

CUSIP No. G9019D104	Schedule 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 9, 2018, (i) Toro Private Holdings III, Ltd., a private limited company organized under the laws of England and Wales ("Parent"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer, and, following the execution of a joinder, Toro Private Holdings IV, Ltd., a Bermuda exempted company and a wholly owned subsidiary of Parent ("Merger Sub"), each providing for the merger of Merger Sub with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Capitalized terms used but not otherwise defined in this Item 4 have the meaning set forth in the Merger Agreement.

Elliott and Elliott International (collectively, the "Elliott Funds") provided an equity commitment to fund a portion of the aggregate purchase price pursuant to a commitment letter (the "Equity Commitment Letter") from the Elliott Funds of up to $487,133,935.92, collectively. The Elliott Funds have also agreed to rollover and contribute to Parent 6,751,409 Common Shares, which will be cancelled at the Effective Time without any consideration paid therefor. Concurrently with the execution of the Merger Agreement, the Elliott Funds have entered into a Limited Guarantee guaranteeing certain obligations of Parent under the Merger Agreement, including the payment of a portion of Parent Termination Fee in the event the Merger Agreement is terminated under specified circumstances.

At the Effective Time, each Common Share issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Shares) will automatically be cancelled, extinguished and converted into the right to receive cash in an amount equal to $15.75, without interest thereon. At the Effective Time, each Dissenting Company Share will automatically be canceled and, unless otherwise expressly required by applicable law, be converted into the right to receive the fair value of a Dissenting Company Share as appraised by the Supreme Court of Bermuda. Consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the Issuer’s stockholders, the expiration or termination of any waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other specified antitrust laws and the absence of any law or order restraining, enjoining or otherwise prohibiting the Merger.

In connection with the entry of the Merger Agreement, the Elliott Funds have delivered to the Issuer a Voting Agreement obligating the Elliott Funds to vote the 6,751,409 Common Shares owned by them in favor of the Merger.

The foregoing descriptions of the Merger Agreement, the Equity Commitment Letter and the Voting Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Merger Agreement, the Equity Commitment Letter and the Voting Agreement, which are attached as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively and are incorporated herein by reference.

In connection with the Merger Agreement and the Equity Commitment Letter, the Elliott Funds also entered into an Interim Investors Letter Agreement with Siris Partners IV (Cayman) Main, L.P., Siris Partners IV (Cayman) Parallel, L.P. and Parent (the "Interim Investors Letter Agreement"). Pursuant to the Interim Investors Letter Agreement, the parties thereto have agreed to certain terms and conditions that will govern the actions of the parties and the relationship among the parties with respect to the Merger Agreement, the Equity Commitment Letter and the Limited Guarantees.

CUSIP No. G9019D104	Schedule 13D/A	Page 6 of 8 Pages

The foregoing description of the Interim Investors Letter Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Interim Investors Letter Agreement, which is attached as Exhibit 99.5 and is incorporated herein by reference.

If the Merger is effected, it would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the indirect acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Shares from the New York Stock Exchange and the Common Shares becoming eligible for termination from registration pursuant to Section 12(b) of the Act.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of approximately 8,042,484 Common Shares constituting approximately 6.4% of the Common Shares outstanding and combined economic exposure in the Issuer of approximately 14,781,469 Common Shares constituting approximately 11.7% of the Common Shares outstanding.

The aggregate percentage of the Common Shares reported owned by each person named herein is based upon 126,432,714 Common Shares outstanding, which is the total number of Common Shares outstanding as of October 30, 2018 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission (the "SEC") on November 1, 2018.

As of the date hereof, Elliott, itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), beneficially owned 2,573,598 Common Shares, including 413,144 Common Shares underlying Physical Derivative Agreements that Elliott may be deemed to beneficially own upon satisfaction of certain conditions, constituting 2.0% of the Common Shares outstanding.

As of the date hereof, Elliott International beneficially owned 5,468,886 Common Shares, including 877,931 Common Shares underlying Physical Derivative Agreements that Elliott International may be deemed to beneficially own upon satisfaction of certain conditions, constituting 4.3% of the Common Shares outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 5,468,886 Common Shares beneficially owned by Elliott International, constituting 4.3% of the Common Shares outstanding.

(c) The Reporting Persons have not effected any transactions in the securities of the Issuer during the past 60 days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

CUSIP No. G9019D104	Schedule 13D/A	Page 7 of 8 Pages

Elliott and Elliott International have entered into notional principal amount derivative agreements in the form of physically settled swaps (the "Physical Derivative Agreements") with respect to 413,144 and 877,931 Common Shares of the Issuer, respectively, that the Reporting Persons may be deemed to beneficially own upon satisfaction of certain conditions. Collectively, the Physical Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 1.0% of the Common Shares. The counterparties to the Physical Derivative Agreements are unaffiliated third party financial institutions.

Elliott, through Liverpool, and Elliott International have entered into notional principal amount derivative agreements in the form of cash settled swaps (the "Cash Derivative Agreements") with respect to 2,156,476 and 4,582,509 Common Shares of the Issuer, respectively (representing economic exposure comparable to 1.7% and 3.6% of the Common Shares of the Issuer, respectively). Collectively, the Cash Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 5.3% of the Common Shares. The Cash Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions.

On March 26, 2018, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

Exhibit 99.2 -	Merger Agreement, dated as of December 9, 2018, by and among Toro Private Holdings III, Ltd., Toro Private Holdings IV, Ltd. and Travelport Worldwide Limited (incorporated herein by referenced to Exhibit 2.1 of Travelport Worldwide Limited’s Current Report on Form 8-K filed December 10, 2018).

Exhibit 99.3 -	Equity Commitment Letter, dated as of December 9, 2018, by and among Elliott Associates, L.P., Elliott International, L.P. and Toro Private Holdings III, Ltd.

Exhibit 99.4 -	Voting Agreement, dated as of December 9, 2018, by and among Elliott Associates, L.P., Elliott International, L.P. and Travelport Worldwide Limited (incorporated herein by referenced to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed December 10, 2018).

Exhibit 99.5 -	Interim Investors Letter Agreement, dated as of December 9, 2018, by and among Elliott Associates, L.P., Elliott International, L.P., Siris Partners IV (Cayman) Main, L.P., Siris Partners IV (Cayman) Parallel, L.P. and Toro Private Holdings III, Ltd.

CUSIP No. G9019D104	Schedule 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 11, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President